Exhibit 99.19

CONSENT OF EXPERT
FILED BY EDGAR

April 2, 2013

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 40-F

I refer to the report entitled “Technical Report 2013 on the Lookout Hill Property” with an effective date of March 28, 2013 (the “Report”) as referenced in the Annual Report on Form 40-F dated March 28, 2013 for the year ended December 31, 2012 (the “Form 40-F”) of Entrée Gold Inc. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I also refer to scientific and technical information developed by the Company, which I approved, or the preparation of which I supervised, in my capacity as a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, that is referenced in the Form 40-F and in news releases and other disclosure documents of the Company (collectively, “Technical Information”).

This letter is being filed as my consent to the use of my name, the Technical Information and the Report, and summaries thereof, in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2012 and in the Company’s Annual Information Form for the year ended December 31, 2012 and any amendments thereto.

Yours truly,

/s/Robert Cann

Robert Cann, M.Sc., P.Geo.